EXHIBIT 99.1

Westport Fuel Systems Reports First Quarter 2019 Financial Results

Strong Revenue Growth in All Areas, Notably Westport HPDI 2.0™ Sales

VANCOUVER, British Columbia, May 09, 2019 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the first quarter ended March 31, 2019 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"Our Q1 2019 results are another validation of our strategy and reflect improved performance across all of our businesses," said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “Strong revenue gains versus both Q4 2018 and Q1 a year ago drove a positive adjusted EBITDA of $7.3 million compared to $0.2 million in Q4 2018 and negative $3.4 million a year ago. Our diversity of commercially available products applicable to the full range of transportation applications and available in markets around the world are the key to our improving results. Favourable macro-economic factors and stricter emissions regulations are driving OEM and consumer demand for  our market-ready alternative fuel technologies."

 Key Accomplishments

  Driven by strong growth in Westport HPDI 2.0™ sales and continued strength in the independent aftermarket business, Transportation revenue was up 15% over Q1 2018 and 21% over Q4 2018.

  Strong CWI performance with net income to the Company of $8.6 million in Q1 2019 compared to $5.7 million in Q4 2018 and $1.5 million in Q1 2018. In Q1 2018, CWI recorded low unit sales due to pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines.

  Q1 2019 Adjusted EBITDA positive $7.3 million compared with negative $3.4 million in Q1 2018, an $10.7 million improvement in quarterly operating results.

Q1 2019 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended March 31,		Change Better / (Worse)
	2019	2018
Consolidated Revenues	$73.2	$63.8	15%
Consolidated Gross Margin	17.2	14.6	18%
Consolidated Gross Margin %	23%	23%	—
Consolidated Operating Expenses	25.9	25.7	(1)%
Research & Development Expenses (1)	6.8	8.6	21%
Income from Unconsolidated Joint Ventures	8.7	1.5	489%
Net Loss from Continuing Operations	$(3.0)	$(12.6)	76%
Net Loss per Share from Continuing Operations	$(0.02)	$(0.10)	80%
Adjusted EBITDA (2)	$7.3	$(3.4)	315%

(1) Research & development expenses are included in consolidated operating expenses.

(2) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended March 31, 2019 increased by $9.4 million to $73.2 million, or 15% over the same period last year. Despite the 7% decrease in the average Euro exchange rate, revenue increased by $0.9 million in the IAM business and $8.5 million in the OEM business. The OEM business increase was primarily driven by HPDI 2.0™ product revenue, which was commercially launched in 2018.

  Consolidated gross margin for the quarter ended March 31, 2019 increased by $2.6 million to $17.2 million, or 18% over the same period last year. The increase in gross margin  is due to higher revenue. Our gross margin percentage was consistent with the prior year quarter.

  Consolidated operating expenses for the quarter ended March 31, 2019 increased by $0.2 million to $25.9 million, or 1%. Excluding the increase in SEC investigation related legal fees, operating expenses would have decreased by $0.9 million.

  Income from the unconsolidated joint ventures for the quarter ended March 31, 2019 increased by $7.2 million over the same period last year. This improvement is primarily due to the fact that Q1 2018 sales were negatively impacted by pre-buy activities in Q4 2017 in advance of the Cummins Westport 2018 on-board diagnostics ("OBD") compliant engines and vehicle readiness activities required by OEMs to integrate the new OBD compliant engines in early 2018.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended March 31,		Change Better / (Worse)
($ in millions, except unit amounts)	2019	2018
Units	1,991	891	123%
Revenue	$92.3	$52.2	77%
Gross Margin	27.8	13.2	111%
Gross Margin %	30%	25%	—
Operating Expenses	8.1	10.2	21%
Segment Operating Income	$19.7	$3.0	557%
Westport Fuel Systems 50% Interest	8.6	1.5	473%
  CWI revenue for the quarter ended March 31, 2019 increased by $40.1 million to $92.3 million, or 77% over the same period last year.

  CWI launched its new line of OBD-compliant, ultra-low NOx engines starting on January 1 2018 and there was a pre-buy of the prior generation engines in Q4 2017 which resulted in lower sales in Q1 2018.  So, the 77% year over year growth in Q1 2019 results from some timing factors.  A more representative comparison is that CWI revenue for the 12 months ended March 31, 2019 was $360 million compared to $299 million in the 12 months ended March 31, 2018, which is 20% growth on an annualized basis.

  CWI gross margin for the quarter ended March 31, 2019 increased by $14.6 million to $27.8 million, or 30% of revenue from $13.2 million or 25% of revenue in the prior year quarter, primarily due to increased revenues in the current quarter and the lower revenues in CWI's Q1 2018, as previously explained.

  CWI operating income for the quarter ended March 31, 2019 increased by $16.7 million to $19.7 million, or 557% over the same period last year. Westport Fuel Systems' share of CWI's equity interest for the quarter ended March 31, 2019 increased by $7.1 million to $8.6 million from $1.5 million in same period last year. This reduction is primarily due to increased revenue and gross margins and from the lower operating expenses driven by a reduction in research and development expenses.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19
Three months ended
Net loss from continuing operations	$(12.6)	$(5.7)	$(12.1)	$(10.4)	$(3.0)

Income tax expense	0.9	0.1	2.6	(1.5)	1.1
Interest Expense, net	2.1	1.7	2.3	2.6	1.8
Depreciation and amortization	4.2	4.1	4.2	4.0	4.3
EBITDA	(5.4)	0.2	(3.0)	(5.3)	4.2

Stock based compensation	0.3	1.4	0.6	0.7	0.4
Unrealized foreign exchange (gain) loss	—	5.2	2.2	1.6	0.1
Restructuring, termination and other exit costs	0.6	0.2	—	—	0.8
Asset impairment	—	—	—	0.6	—
Legal costs associated with SEC investigation	0.9	2.5	3.5	3.1	1.8
Other	0.2	(0.9)	1.0	(0.5)	—
Adjusted EBITDA	$(3.4)	$8.6	$4.3	$0.2	$7.3

Key Priorities

Our key strategic priorities for 2019 are:

  Sustain growth of our light-duty and medium-duty business through both the aftermarket and OEM channels.

  Ensure the successful commercial launch of Westport HPDI 2.0™ in China to drive volume growth that enables further cost reductions and margin improvement.

  Secure additional OEM customers for Westport HPDI 2.0™ in key market geographies.

  Continued focus on cost reduction to better align with revenues and to improve cash flow.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the first quarter ended March 31, 2019, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the first quarter ended March 31, 2019.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, May 9, 2019 at 4:30 pm Eastern Time to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 3212. The replay will be available until May 16, 2019. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of Westport Fuel System's business, commercial launch of Westport HPDI 2.0™ in China, future volume growth and cost reductions and additions of new OEM customers along with statements regarding revenue, adjusted EBITDA and cash usage expectations, continued research and development investment, the demand for our products, cash and capital requirements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com